

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

October 23, 2006

Mr. Gary Cope
President and Chief Executive Officer
Orko Silver Corp.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

> **RE:** **Orko Silver Corp.**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed September 18, 2006**
> **File No. 0-51923**

Dear Mr. Cope:

   We have reviewed your filing and response letter dated September 18, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, as amended

Property, Plant and Equipment, page 19

1.   We note that you revised some of the disclosures about your property interests in response to prior comment 21. However, we note that your disclosures on pages 17 and 28 refer to your June 21, 2004 acquisition of a 51 percent participation interest in your Santa Monica property, and in Note 5 on page 69 refer to 75 percent and 51 percent interests in your La Preciosa and Santa Monica properties, respectively; with no mention of the transactions in which you acquired the remaining interests. Please revise the disclosures on these pages, and elsewhere in the filing where you make reference to these properties, to update the discussions of your property ownership interests and work status to date to provide for a comprehensive understanding of your involvement.

<u>Financial Statements – Annual, page 62</u>

<u>General</u>

2.   As it appears you have no reserves, as defined in Industry Guide 7, we believe
        you should revise the captions within your annual and interim statements of
        operations and deficit currently labeled "Exploration and Development Expenses"
        to remove the reference to development. Please also disclose prominently in the
        headers of your annual and interim financial statements that you are an
        "exploration stage" enterprise.

<u>Note 10 – Differences Between Generally Accepted Accounting Principles in Canada and
the United States, page 74</u>

3.   We note that in response to prior comment 31, you expanded disclosure clarifying
        that under U.S. GAAP you account for your stock options using APB No. 25, and
        that you are evaluating the impact of adopting FAS 123(R). Please further expand
        your disclosure to indicate when you plan to adopt FAS 123(R) for purposes of
        reporting financial information under U.S. GAAP, as requested in prior comment
        31.

4.   Please add disclosure under this heading addressing the differences that may arise
        in accounting for mineral properties under Canadian and U.S. GAAP, following
        the existing literature; and clarifying your views on your continued capitalization
        of costs associated with mineral properties under U.S. GAAP, taking into
        consideration the definition of mineral rights set forth in EITF 04-2, and the
        guidance on conducting impairment testing provided in EITF 04-3 and SFAS 144
        for U.S. GAAP purposes.

<u>Financial Statements – Interim, page 75</u>

<u>Statements of Operations and Deficit, page 76</u>

5.   We note that in response to prior comment 34 you corrected the header labeling of
        your interim statements of operations and deficit from "Three months ended
        January 31" to "Three months ended April 30." Please fill in your deficit
        amounts at the beginning and end of period in the "Three months ended April 30"
        columns, as requested in prior comment 34.

<u>Differences Between Generally Accepted Accounting Principles in Canada and the
United States, page 82</u>

6.   We note that in response to prior comment 35, you added reconciling information
        addressing your contributed surplus and deficit differences between Canadian
        GAAP and U.S. GAAP. Please expand your disclosures under this heading and

within your Operating and Financial Review and Prospects section on page 35 to add reconciling information addressing your net loss difference between Canadian GAAP and U.S. GAAP, following the guidance in Item 17 of the Form 20-F guidance.

Exhibit - Consent of Independent Auditors

7.   We note that in response to prior comment 36, your auditors Manning Elliott LLP revised their consent to also refer to the audit of your financial statements for the year ended October 31, 2003. However, the consent date was not updated. An updated consent is ordinarily required with each filing of an amendment to the registration statement.

Closing Comments

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Mellissa Duru (202) 551-3757 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Dang
       K. Hiller
       G. Schuler
       J. Wynn
       M. Duru

       via facsimile
       Mr. Ross Wilmot
       (604) 684-4601